Exhibit 23.1

Consent of KPMG, Independent Registered Public Accounting Firm

The Board of Directors
Jazz Pharmaceuticals plc:
We consent to the incorporation by reference in the registration statement (No. 333-186886) on Form S-8, the registration statement (No. 333-179075) on Form S-8, and the registration statement (No. 333-179080) on Form S-3, of Jazz Pharmaceuticals plc of our reports dated February 25, 2014, with respect to the consolidated balance sheets of Jazz Pharmaceuticals plc as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Jazz Pharmaceuticals plc.

/s/ KPMG

Dublin, Ireland
February 25, 2014